4 December 2007	Exhibit 99.3

James Hardie Industries N.V.
ARBN 097 829 895
Incorporated in The Netherlands
The liability of members is limited

The Manager	Atrium, 8th Floor
Company Announcements Office	Strawinskylaan 3077
Australian Securities Exchange Limited	1077 ZX Amsterdam,
20 Bridge Street	The Netherlands
SYDNEY NSW 2000
	Telephone:	31-20-301 2980
	Fax:	31-20-404 2544
Dear Sir
Dividend amount in Australian currency
The company’s dividend of US12 cents per share announced on 19 November 2007 converts to 13.71 Australian cents per CUFS, based on the exchange rate on 4 December 2007.
The dividend is payable in Australian currency on 18 December 2007 to CUFS holders registered at the 4 December 2007 record date.
American Depositary Receipt holders will receive payment in US currency.
Dutch withholding tax will be deducted from the dividend at a rate of 15%.
Yours faithfully
Russell Chenu
Chief Financial Officer